Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

   i. written standards controlling employees of the ATS that trade for employees' accounts; and

   ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Protection of Confidential Trading Information:

CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services discussed throughout this Form.

Confidential trading information is deemed to include:

1) Subscriber order and conditional interest detail;

2) Subscriber execution detail;

3) Individual Subscriber order and execution statistics;

4) FIX messages sent to CODA from Subscribers;

5) FIX messages sent from CODA to Subscribers; and

6) LPRC queries.

Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':

1) Operations;

2) Subscriber support;

3) Business and technological development and support;

4) Systemic testing; and

5) Regulatory reviews, testing, investigations, surveillances, and reporting.

As described in Part III, Item 16(b), FLARE is CODA's outbound router. In addition to public market data, FLARE uses certain Subscriber confidential trading information in order to route and execute individual FLARE-eligible orders at CODA and away markets.

Three types of Subscriber confidential trading information are used in connection with the FLARE order routing services:

1) In order to route FLARE-eligible orders, FLARE has access to and uses the order detail found in the FIX message sent to CODA. For example, FLARE uses the price or effective

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price on an order to determine the order's marketability. FLARE can then use the order's marketability to determine the routing logic for that order.

2) Execution data specific to the order being executed can be used by FLARE when an order remains live and partially executed. For example, FLARE can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both CODA and away markets.

3) As part of its smart order routing functionality, FLARE is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. For example, if FLARE previously routed portions of a certain 2,000 share parent order ("parent_order_1"), 1,000 to Venue A in child_order_a and 1,000 to Venue B in child_order_b, and received a complete fill at Venue A and no fill at Venue B, in an effort to increase the likelihood of a fill and improve overall execution performance for future orders, when the FLARE smart order router receives future parent orders that have similar characteristics to parent_order_1 it will use the execution information from parent_order_1, including child_order_a and child_order_b, to determine where to route child orders for that parent. FLARE's smart order router does not have access to any information regarding live orders or conditional liquidity resting in CODA, nor does FLARE have access to unfilled or cancelled orders, or conditional interests that were previously live and resting in CODA. ~~In making routing determinations, FLARE does not have access to Subscribers' Confidential Information, other than order information and FIX messages necessary to route a specific order.~~

Aside from using historical execution information for regular maintenance and smart order routing optimization, eEmployees are not authorized to use Confidential Information for purposes of operating FLARE.

Personal Trading Accounts:

Employees' are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.

CODA Markets and PDQ prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance

Department.

It is the policy of CODA Markets and its parent company, PDQ, that CODA Markets, PDQ and their employees shall not act as principal in any trading activity, or trade for their own account, in CODA.

CODA Markets maintains secured access to both physical and non-physical assets. Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners. Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings. Additional keypad access is required to gain access to sensitive / restricted areas within the buildings. Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with CODA Markets password policy. Failure to maintain an active password in accordance with CODA Markets password policy results in revoked access to non-physical assets.

CODA requires completion and approval of new hire and terminated employee and consultant checklist lists for control of access to Subscriber data, prior to commencement of work with the firm and following termination. Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.

Written, documented authorization to access confidential trading information is provided by a supervisory principal of CODA Markets. Annual review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted. Recognized cybersecurity protocols are documented, enforced and reviewed during periodic cybersecurity meetings.

Part III: Manner of Operations

Item 7: Order Types and Attributes

   a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity

CODA operates on an on-demand order-initiated, auction-based market structure offering two Auction Types, CODA MICRO and CODA BLOCK. Each Auction Type supports certain order types and may handle order types differently based on the Auction Type and capacity ("Liquidity Seeker" vs. "Liquidity Provider") in which an order is interacting on the ATS.

"Liquidity Seeker" orders participate on CODA by:

- Initiating on-demand auctions;

- Resting orders (firm and/or conditional) to participate in future auctions initiated by other Liquidity Seeker orders; and

- Using CODA's outbound order router, FLARE.

"Liquidity Provider" orders participate on CODA by:

- Responding with orders to on-demand auctions initiated by Liquidity Seeker orders

CODA MICRO accepts and handles the following order types from Liquidity Seekers:

- Limit

- Market

- Pegged (midpoint, primary, market). Peg Offset is allowed for primary and market pegged orders and discussed in detail in this item below.

- Managed - Managed Orders reside in CODA's Managed Order Facility ("MOF") and allow Liquidity Seekers to interact with and execute against order flow from other Liquidity Seekers . CODA automatically generates Immediate-or-Cancel ("IOC") responses based on the detail of the Managed order and on behalf of the Liquidity Seeker if the Managed order provides executable contra-side liquidity to any of the auction types or matching protocols discussed in this document. Managed Orders do not have priority over Liquidity Provider responses and are subject to the same price / size / time matching priority used in CODA MICRO auctions (see description in Part III, Item 11(c)). At CODA's discretion, Managed Orders can be deemed ineligible to interact with certain auctions. For example, a Subscriber's negotiated fee for initiating and executing in CODA MICRO may be a rebate higher than the average negotiated fee charged to other Subscribers for resting Managed

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~~Orders in the MOF (see detail on Fees in Part III, Item 19). As a result, CODA Markets would be expected to pay a rebate to the initiating Subscriber that is of a greater amount than what it charged to the Subscriber resting in the MOF. Since CODA Markets would lose money on the trade, this is an example of why Managed Orders can be deemed ineligible for interaction in an initiating Subscriber's CODA MICRO auctions. Managed Orders on the same side in the same symbol are given price / time priority over each other unless otherwise specified (see description of CODA BLOCK auctions in Part III, Item 11 (c)).~~ In other words, in CODA MICRO, if two Managed Orders have the same price and are on the same side, then the Managed Order with the <u>larger quantity is awarded priority over the smaller Managed Order, up to the Managed Order's quantity. In a case where both price and size are equal, priority will be awarded to the Managed Order with the</u> earlier time stamp of receipt. ~~can trade against the initiating order, up to the Managed order's quantity, before the Managed order with the later time stamp is given an opportunity to trade with any residual quantity.~~ <u>At CODA's discretion, Managed Orders can be deemed ineligible to interact with certain auctions. For example, a Subscriber's negotiated fee for initiating and executing in CODA MICRO may be a rebate higher than the average negotiated fee charged to other Subscribers for resting Managed Orders in the MOF (see detail on Fees in Part III, Item 19). As a result, CODA Markets would be expected to pay a rebate to the initiating Subscriber that is of a greater amount than what it charged to the Subscriber resting in the MOF. Since CODA Markets would lose money on the trade, this is an example of why Managed Orders can be deemed ineligible for interaction in an initiating Subscriber's CODA MICRO auctions.</u>

- Conditional - Conditional interests and "firm up" orders are a type of Managed Order, do not initiate CODA MICRO auctions and allow Liquidity Seekers to provide liquidity to auctions initiated by other liquidity-seeking orders. In CODA MICRO auctions, conditional interests and 'firm up" orders are deemed a supplemental liquidity source and only trade with residual shares of an auction-initiating order once the auction is complete. At that time, if an eligible CODA MICRO initiating order is executable against a contra conditional interest then the conditional interest is invited to firm up. Conditional interests may be entered as Market, Limit or Pegged. A conditional interest must be replaced with a firm (Market, Limit or Pegged) order prior to execution. The process of replacing conditional interests with firm orders, known as a "firm up," introduces latency to the execution process. As such, Liquidity Seekers may opt out of interacting with conditional interests and "firm up" orders. Additionally, CODA can opt out certain CODA FLARE-eligible orders of interacting with conditional interests as needed to achieve the execution goals of the specific FLARE strategy and to optimize performance. For example, the performance of certain FLARE strategies could be negatively impacted by the latency of the "firm up" process. CODA can peg Conditional interests to the midpoint of the NBBO by default at the request of the Liquidity Seeker.

CODA BLOCK accepts and handles the following Order Types from Liquidity Seekers:

- Limit Orders

- Pegged Orders - Market, primary and midpoint pegged orders are all accepted and are handled the same as pegged orders in CODA MICRO.

- Managed Orders - Managed Orders greater than 1,000 shares and residing in the MOF are eligible to interact with CODA BLOCK auctions. Managed Orders are reserved as participating orders in a CODA BLOCK auction during the Phase 3 Auction Alert (see description of CODA BLOCK in Part III, Item 11 (c)).

- Conditional - Conditional interests and "firm up orders" can only participate (not initiate) in CODA BLOCK auctions. Conditional interest invites will include an indication that the invite is for a CODA BLOCK auction. CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. The CODA BLOCK invite does not indicate the explicit side, size or price of the initiating order, but instead echoes the information from the conditional interest of the Subscriber receiving the invite. Therefore, the CODA BLOCK invite is deemed to be symbol-only in nature. As with all participating orders, "firm up" orders submitted to a CODA BLOCK auction must be at least 1,000 shares to be eligible. "Firm up" orders must be Limit or Pegged Orders (Market orders will be rejected). Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Due to the multilateral (potential for more than two counterparties to participate in a single auction with one print to the tape) matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to their limit price, minimum fill quantity or other order instructions even following receipt of an invite. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction.

CODA MICRO and CODA BLOCK accept and handle Liquidity Provider orders as follows:

- All CODA auction types and matching protocols allow Liquidity Providers to generate firm IOC orders in response to liquidity-seeking order flow. When responding to CODA MICRO "price improvement auctions" and CODA BLOCK RFT/Auction Alerts, the Liquidity Provider responses remain tagged as IOC; however, eligible responses are paused for the full length of the auction in order for CODA to identify and complete the price discovery process (discussed in detail in Part III, Item 11 (c)).

- Liquidity Providers may send Pegged Orders (midpoint, market, primary). Peg Offset is allowed for primary and market pegged orders and discussed in detail later in this section.

- Liquidity Providers may send orders with discretion offset to provide additional price improvement to their orders. Discretion offset values may be no smaller than $0.01.

- At the completion of any CODA auction, unfilled Liquidity Provider responses are cancelled. Liquidity Providers may only enter orders when responding to an RFT/Auction Alert. All Liquidity Provider orders are treated as IOC and are not eligible for routing via FLARE. If Liquidity Providers send Day orders they will be treated as IOC as described above.

Priority is determined by the matching engine logic and rules of engagement of each Auction Type as discussed in Part III, Item 11.

Any conditions affecting rank and/or price for execution are defined throughout this Item and in the Auction Type descriptions detailed in Part III, Item 11(c).

Orders tagged for and directed to CODA BLOCK are only eligible to participate in CODA BLOCK auctions.

Day orders tagged for and directed to CODA MICRO are eligible to participate in CODA BLOCK auctions while resting in MOF and of at least 1000 shares.

Managed and Conditional interests are defined as liquidity-providing order types. As a result, Liquidity Seekers using these order types may award price improvement to the contra side counterparty.

For purposes of this filing, CODA will refer to "remove liquidity" as initiating an auction and "adding liquidity/post-only orders" as participating in auctions/responding orders. An auction must be initiated for an order, regardless of its marketability, to interact with resting liquidity at CODA. Subscribers wishing to trade on CODA strictly by participating in auctions initiated by other Subscribers may do so via the following means:

1) Participate via the Liquidity Provider FIX Specification

2) Nonmarketable orders by rule do not initiate auctions. Liquidity Seekers sending orders that are nonmarketable, defined by default as buy orders with a limit price less than or equal to NBB or sell orders with a limit price greater than or equal to NBO at the time of receipt, will not initiate auctions. Subscribers may also request to treat orders priced greater than NBB and less than NBO as nonmarketable. Based on Subscriber preference, nonmarketable Day orders may rest in the Managed Order Facility to participate in future auctions or cancel back to the Subscriber.

3) Conditional interests and "firm up" orders, by rule, do not initiate auctions; therefore, conditional interests and their corresponding "firm up" orders will only participate in auctions initiated by other Subscribers.

4) Request a participate only (post-only) configuration. In this case, FIX tags are used on an order-by-order basis as order handling instructions for CODA.

5) Subscribers may instruct CODA to handle an order as a Managed Order via a custom time-in-force value (Tag 59 = A).

As previously discussed, CODA supports pegged orders from both Liquidity Seekers and Liquidity Providers. The supported pegged order types or execution instructions are:

- MIDPOINT - Midpoint pegged orders allow the Liquidity Seeker to use any of the auction types or matching protocols to source liquidity at the midpoint of the NBBO or better ("Midpoint Order"). CODA identifies an order as a Midpoint Order in each RFT/Auction Alert sent to the Liquidity Providers (except in CODA BLOCK auctions). When responding to auctions, a Liquidity Provider can send a Midpoint Pegged

Order in response. Using both CODA's market data feed and the limit prices (if present) on the Subscribers' orders, CODA matches the Liquidity Seeker and Liquidity Provider(s) at the midpoint of the NBBO and prints to the TRF.

- MARKET - Market pegged orders allow Subscribers to instruct CODA to execute its order at the current market price. Market pegged orders maintain a limit price equal to the NBO for buy orders and a limit price equal to the NBB for sell/sell short orders.

- PRIMARY - Primary pegged orders allow the Subscribers to instruct CODA to execute its order at a limit price that is relative to the NBBO. Primary pegged orders maintain a limit price equal to the NBB for buy orders and a limit price equal to the NBO for sell/sell short orders. Liquidity Seeker primary pegged orders do not initiate auctions but instead they rest, eligible to participate in future auctions.

CODA supports peg offset instructions from both Liquidity Seekers and Liquidity Providers. Subscribers may add offset (at a value no less than $0.01 for stocks priced above $1.00) to market and primary pegged order instructions. This will maintain a limit price above or below the NBBO equal to offset value. Peg offset is supported on Primary and Market pegs only.

To provide price improvement to Liquidity Seekers via limit orders, Liquidity Providers can populate an additional FIX tag (discretion offset) in their response. This tag will identify the amount (numeric value) to which they are willing to provide price improvement beyond their limit price. When CODA matches a Liquidity Provider's order indicating a willingness to provide price improvement against a liquidity-seeking order, CODA's matching logic adds the value in that FIX tag to the limit price on the Liquidity Provider's order to calculate the final price for the trade. Liquidity Providers may provide price improvement instructions to limit orders based on their limit price (discretion offset) as well as offset to pegged orders based on the NBBO (peg offset).

Except for trading in stocks priced below $1.00, CODA does not accept orders with sub-penny values in the price tag; however, midpoint executions may occur at sub-penny values. Liquidity Seekers may instruct CODA to default orders to a midpoint pegged order type.

Pegged order types do not require a limit price, but pegged orders without a limit price will not initiate auctions.

Pegged orders are treated the same as non-pegged orders in terms of priority.

CODA does not adjust limit prices or peg type based on NBBO or other market conditions.

Liquidity Providers' orders are not eligible for routing to other Trading Centers.

Liquidity Seekers' instruct CODA to route orders to other Trading Centers via FIX tags and as discussed with the Subscriber (verbally, in writing or both) during the onboarding process and ongoing support conversations. Both Day and IOC orders can be eligible for outbound routing.

Custom time-in-force values (Tag 59 = 9, Tag 59 = B and 59 = A) in addition to the standard values for Day and IOC orders (Tag 59 = 0 and Tag 59 = 3) are supported by CODA. The custom TIF values instruct CODA to either route or not route orders on an order-by-order basis. Subscribers interested in using custom TIF values can request information from CODA at any time.

CODA MICRO and CODA BLOCK allow time-in-force instructions of Day and IOC. A Day order is an order that automatically expires if it is not executed before the end of the trading day on which the order was entered. Subscribers can cancel Day orders at their discretion during the trading day.

An IOC order is an order that executes all or part immediately and automatically cancels any unfilled portion of the order. CODA handles IOC orders as follows:

Auction-initiating orders with time-in-force instructions of IOC survive for the length of the auction unless successfully cancelled by the Subscriber before the end of the auction.

Responding orders to CODA MICRO (Price Improvement Auction) and CODA BLOCK with time-in-force instructions of IOC can survive for the length of the auction unless successfully cancelled by the Subscriber.

Liquidity Provider orders are all treated as IOC. Time-in-force instructions of Day from Liquidity Provider orders will be accepted, but the order will still be treated as IOC.

All orders types can be modified to update price, quantity, order type (limit to market, or vice versa) and side (sell to sell short, or vice versa). Other modifications are not allowed. CODA BLOCK orders modified to reduce quantity will be rejected if the reduced quantity violates CODA BLOCK initiating or participation requirements.

All order types can be replaced with the allowed modifications identified above.

All order types can be cancelled at any time by the Subscriber including during a CODA auction, after a CODA auction, while an order is routing out via FLARE and while an order is resting at CODA or an away trading center. CODA will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed.

Order types may be rejected for several reasons including a violation of CODA's FIX specifications, Subscribers' risk limits (discussed in Part III, Item 2) or the product requirements of CODA's two Auction types (discussed in detail in Part III, Item 11(c).

An order for one auction type cannot by modified or replaced to a different auction type.

Availability of order types is not determined by form of physical connectivity to CODA ATS. FIX sessions are, however, configured as either Liquidity Seeker or Liquidity Provider, not both. Subscribers wishing to act in the capacity of both a Liquidity Seeker and Liquidity Provider must do so over unique FIX sessions.

Subscribers using third party OMS/EMS vendors or algorithms to enter orders to CODA ATS may be limited with respect to entering orders into CODA based on the limitations of the third-party provider. For example, one EMS vendor may offer its clients pegging functionality while another EMS vendor does not.

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

X☐☐Yes ☐☐No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Request-for-Trade / Auction Alerts:

CODA MICRO and CODA BLOCK, utilize the on-demand, order-initiated auction market structure. CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). ~~Additionally and contemporaneously with the RFTs/Auction Alerts sent to Liquidity Provider Participants, RFTs/Auction Alerts are sent to CODA's MOF that holds and responds on behalf of resting orders and conditional interests from Liquidity Seekers.~~ The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Subscribers that will potentially trade with the initiating liquidity-seeking order, _and in the case of CODA BLOCK auctions, resting orders and conditional interests as well._~~.~~

RFT/Auction Alerts may be sent via FIX, PULSE or third-party vendors such as Bloomberg and various OMS/EMS platforms.

The RFT/Auction Alert may be in the form of an IOI FIX message type. IOIs typically contain symbol, side, size and price; however, as previously mentioned, RFTs/Auction Alerts are "symbol-only". For that reason, CODA does not refer to RFTs/Auction Alerts as IOIs other than during FIX messaging discussions.

For detailed information regarding RFTs/Auction Alerts, including what information can be found in a RFT/Auction Alert, please refer to Part III, Item 11 (a) and (c).

Conditional Interests:

Conditional interests allow Liquidity Seekers to express interest to provide liquidity to on-demand auctions. Conditional interests reside in the MOF. Subscribers can tag conditional interests to receive invites to firm up from CODA MICRO, CODA BLOCK or both auction types. The invite type (based on auction type) is identified in a FIX tag. Subscribers can tag conditional interests as market, limit or pegged orders. Following an invite, a Subscriber must send a firm up order to the invite within approximately 300 milliseconds to be eligible for execution. The order type, quantity and price on the firm up may be modified from the conditional interest, but they must comply with the auction types' standard rules of engagement. CODA can peg conditional interests and corresponding "firm up" orders to the midpoint of the NBBO by default at the request of the Liquidity Seeker.

- In CODA MICRO, conditional interests are deemed a supplemental liquidity source and only trade with residual shares from an auction-initiating order once the auction is complete. Conditional interests showing an executable contra side interest are invited to firm up at that time, based on price / size / time priority, in sequential order. The information in the invite echoes the symbol, side and price from the invited conditional interest. The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional interest, based on the quantity of residual shares from the CODA MICRO initiating order. The process of replacing conditional interests with firm orders, known as a "firm up," introduces latency to the execution process. As such, conditional interests may not be eligible to interact with some liquidity-seeking orders. For example, a Liquidity Seeker may request (opt out) that their CODA MICRO initiating orders do not interact with conditional interests and firm up orders because they do not want to wait up to 300 milliseconds for the conditional Participant to respond with a firm up order. The Liquidity Seeker order is not eligible for interacting with other orders in CODA while CODA waits for the "firm up" order following an invite. Additionally, a latency sensitive FLARE routing strategy may be less effective if subjected to the additional pause of up to 300 milliseconds during the "firm up" process following the initial CODA MICRO pause as detailed in Part III, Item 11 (c). Participants using conditional interests in CODA MICRO are expected to maintain a firm up rate over 90%. CODA Markets monitors daily and monthly firm up rates across all Participants. Unless CODA is aware of a known reason for a monthly firm up rate less than 90% for the previous month, CODA will contact the conditional Participant and request an explanation. CODA will work with the Participant (i.e., additional testing, review of examples, etc.) to improve the firm up rate. If the conditional Participant fails to improve their firm up rate, CODA reserves the right to disable the Participant's usage of conditional interests as discussed in Part III, Item 3(a).

- CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. Eligible conditional interests for CODA BLOCK are conditional interests of at least 1000 shares. Additionally, Participants can tag conditional interests to opt out of receiving CODA BLOCK invites. The information on the invite echoes the order detail (symbol, side, size, price) from the conditional interest. Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Following receipt of a CODA BLOCK invite, due to the multilateral matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to the terms and conditions of the firm up order, such as limit price, minimum fill quantity or other order instructions. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order following receipt of a CODA BLOCK invite. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

CODA, which is operated by CODA Markets and its parent company/technology provider, PDQ, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers two auction types, CODA MICRO and CODA BLOCK, which are discussed individually and in detail below.

CODA Markets does not have any Affiliates other than its Executive Officers, Directors and parent company, PDQ, a Control Affiliate. PDQ is a software development company to and the sole owner of CODA Markets. PDQ provides CODA Markets a license to the technology and software used to operate CODA. PDQ is responsible for the maintenance and continued development of the technology and software. PDQ may also provide operational and administrative support to CODA

Both auction types, CODA MICRO and CODA BLOCK, utilize the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause").

Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). ~~Additionally and contemporaneously with the RFTs/Auction Alerts sent to Liquidity Provider Participants, RFTs/Auction Alerts are sent to CODA's MOF that holds and responds on behalf of resting orders and conditional interests from Liquidity Seekers.~~ The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating liquidity-seeking order~~,~~ and in the case of CODA BLOCK auctions, resting orders and conditional interests as well.

To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker symbol from the initiating Liquidity Seekers' orders. Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants can receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA BLOCK), and/or the duration of the auction type or matching engine logic for the corresponding auction (discussed in detail in Part III, Item 11 (c)). Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format.

RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size of 100 or 1000 shares for CODA MICRO or CODA BLOCK, respectively.

Liquidity Seekers can rest orders in CODA's non-displayed MOF ~~which receives RFT/Auction Alerts along with the Liquidity Providers~~. To rest orders in the MOF, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7. ~~The~~ CODA auctions reserve orders from the MOF ~~responds on behalf of Liquidity Seekers' resting orders~~ if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the MOF are referred to as "Managed Orders". Conditional interests also reside in the MOF. Unlike Managed Orders where the resting orders can participate in an auction with no further action by the Subscriber, ~~MOF responds to auctions on behalf of the order,~~ Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9).

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

CODA MICRO:

During a CODA MICRO on-demand auction a liquidity seeking order is routed to CODA and subjected to a Pause of up to and approximately 1 ~~20~~ millisecond~~s~~ (default), or as determined and specified by the Liquidity Seeker. Liquidity Seekers may opt to ~~shorten~~ lengthen the Pause time. ~~The Pause may be shorter than the default 20 milliseconds based on preference or strategy of the Liquidity Seeker. Currently the shortest available Pause is 1 millisecond.~~ Following receipt of the order and standard risk checks, a RFT/Auction Alert is sent to all Liquidity Providers simultaneously and anonymously (unless directed otherwise by Liquidity Seeker as discussed in Part III, Item 14 (a)). Any executable contra side liquidity generated from the Liquidity Providers and/or resting orders reserved from the MOF during the Pause is crossed with the initiating order based on one of two CODA MICRO matching protocols as directed by the initiating Liquidity Seeker via a predetermined FIX tag and order handling configuration:

1) "First-to-respond-first-to-trade" (time priority for Liquidity Provider/MOF responses):

a. Liquidity-seeking orders tagged to use CODA MICRO's "first-to-respond-first-to-trade" protocol trade with Liquidity Provider responses and Managed Orders on a first-come, first-served basis provided that the response is at or inside the National Best Bid and Offer ("NBBO") and at or better than the initiating order's limit price.

b. Executed trades print individually to the Trade Reporting Facility ("TRF") as they occur. For example, a liquidity-seeking order configured for a 1~~20~~ms Pause may execute and print in ~~2ms~~ 750 microseconds if a Liquidity Provider responds with executable contra side liquidity within th~~e 2ms~~at timeframe.

2) "Price improvement auction" (price / size / time priority for Liquidity Provider/MOF responses):

a. Liquidity-seeking orders tagged to use CODA MICRO's "price improvement auction" protocol trade with Liquidity Provider responses and Managed Orders at the end of an auction order entry period (the default is approximately 1 millisecond)~~.~~

b. During the Pause, CODA assembles the eligible Liquidity Provider responses and Managed Orders based on price (price improvement)/ size / time priority into an Auction Book.

c. Orders in the Auction Book are non-displayed and non-executable until the end of the auction.

d. Orders in the Auction Book may be cancelled or replaced during the auction order entry period.

e. At the end of the order entry period the Auction Book is closed and all orders are deemed firm.

f. CODA rechecks the NBBO. The auction matching logic calculates the final execution price or prices for the trade(s) based on price (price improvement)/ size / time priority.

g. The liquidity-seeking order first trades against the best priced order that arrived in response to the RFT/Auction Alert during the Pause or resting order from the MOF, then moves to the second-best priced order, if necessary, and so on until the entire liquidity-seeking order is filled, cancelled back, sent to the MOF or routed out as directed by the Liquidity Seeker. In cases when multiple responses and/or resting orders have the same price, priority will first be awarded to the response or resting order with the largest quantity. If both price and size are equal, priority is awarded to the order with the earliest time stamp of receipt.

h. Trades are individually printed to the TRF at the completion of the auction.

i. RFT/Auction Alerts for "price improvement auction" CODA MICROs are identified as such to encourage price competition and so that Liquidity Providers do not interpret the additional latency as a system defect or error.

Additional CODA MICRO rules include:

- Multiple CODA MICROs in the same symbol can run simultaneously.

- Minimum fill Quantity instructions are supported and satisfied one-to-one (no aggregation).

- Liquidity Seekers may enter orders with quantities within their established risk limits, including odd lots.

- Odd lots are not accepted from Liquidity Providers.

- Managed Orders are eligible to participate in CODA MICRO.

- "Firm up" orders from invited conditional interests (discussed in detail in Part III, Item 9) may be eligible to interact, based on price / size / time priority, with residual shares on the Liquidity Seeker's order following a CODA MICRO.

- Trades print to the TRF as individual prints.

- Any price improvement is awarded to the initiator.

- CODA MICRO trades are priced at or within the NBBO

CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An unexecuted order routed by FLARE may, consistent with the instructions of the Subscriber, be re-entered into CODA and participate in CODA's auction process. Depending on Subscriber preference, The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE at the time of the modification or cancellation.

CODA BLOCK:

CODA BLOCK is CODA's on-demand block auction type. CODA BLOCK utilizes a multilateral, call auction price discovery model, providing trading opportunities for large orders and latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described below, CODA BLOCK and CODA are compliant with Rule 611 of Regulation NMS. A 30-second Pause serves as the approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book. The CODA BLOCK matching algorithm (see "Pricing, Share Allocation and Trade Reporting" below) uses a series of rules resulting in a varying time-to-print at the end of the 30-second order entry window; therefore, 30 seconds is the approximate length of a CODA BLOCK auction.

The CODA BLOCK auction process contains four stages:

1) Auction Initiation

2) Auction Alert & Participation

3) Auction Pricing, Share Allocation and Trade Reporting

4) Post Auction

Auction Initiation - A CODA BLOCK eligible (as described below) order is sent to CODA and triggers the start of a CODA BLOCK auction. Only one CODA BLOCK auction can be in progress at a time for each symbol. A snapshot of the NBBO is taken at this time.

Liquidity Seeker orders can initiate CODA BLOCK during the Core Trading Session with firm orders up until 3:59:00 P.M. Eastern Time. No CODA BLOCK auctions will be initiated after that time. As with other auction types only Buy orders priced greater than the NBB and Sell/Sell Short orders priced less than the NBO upon receipt are eligible to initiate a CODA BLOCK auction.

A minimum order quantity is required to initiate CODA BLOCK based on the following criteria (market capitalization data is updated in the morning of each trading day):

- Large Market Capitalization (greater than $10 billion market capitalization).

Initiation order size must be at least 10,000 shares.

- Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization). Initiating order size must be at least 5,000 shares.

- Small Market Capitalization or Smaller ($2 billion or smaller market capitalization). Initiating order size must be at least 2,000 shares.

- "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

- Odd lot orders are not accepted in CODA BLOCK auctions and will be rejected.

- Mixed lot orders are accepted in CODA BLOCK auctions, but only the round lot portion will be eligible for participation in CODA BLOCK auctions. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.

Stocks priced less than $1.00 are not eligible for CODA BLOCK and orders in these stocks will be rejected.

- If the NBB is less than $1.00 upon receipt of an initiating order, the order will be rejected.

- No CODA BLOCK auction will execute with a trade price less than $1.00 (CODA BLOCK auction pricing is discussed below).

Following successful eligibility and CODA standard risk checks on the initiating order the "30-second" order entry period begins (discussed further under "Auction Alert & Participation" below) and no further CODA BLOCK auctions can be initiated in that symbol until the end of the current CODA BLOCK auction. All CODA BLOCK auction orders received in that symbol while a "30-second" order entry period is open are included in the existing CODA BLOCK auction for that symbol as "participating orders" (discussed further below). CODA will monitor for repeated cancelling by initiators and will address and take action by disabling a Participant's access to CODA BLOCK as it deems necessary.

Auction Alert & Participation - A successful initiation of a CODA BLOCK auction is followed by the distribution of CODA BLOCK Auction Alerts and the opening of a "30-second" order entry period. CODA distributes Auction Alerts to its Participants (both buy-side and sell-side) using its "symbol only" RFT, similar to CODA MICRO. The alerts notify Participants that a CODA BLOCK auction has been initiated in that symbol and is in progress.

Participants (both Liquidity Seekers and Liquidity Providers) can receive Auction Alerts at three distinct times, in order to accommodate the varied trading workflow needs and latency sensitivities of CODA and CODA BLOCK's diverse Participant community. The first of the three Auction Alerts, Phase 1 Auction Alert, is sent at the start of this stage.

Auction Alerts are distributed to Participants via IOI, the PULSE download (see detail below), Instant Message ("IM"), OMS/EMS platforms, direct FIX connections and other third-party messaging platforms and networks. If any alert distribution platforms or networks require "Side" in their specification, then CODA will send both a

Buy Auction Alert and a Sell Auction Alert to the platform or network to avoid disclosing the direction of the initiating order. The Auction Alerts can also include the start and stop time for the order entry period.

The PULSE application is one of the available options to deliver symbol-only Auction Alerts to users at the start of each CODA BLOCK on-demand auction. In addition to the symbol, each Auction Alert shows a timestamp, auction ID, status, symbol sector/industry and an indicator if the user was logged out of PULSE when a particular auction was initiated. PULSE users may filter Auction Alerts based on their own symbol list or by sectors. PULSE also provides chat-based support services to address any user questions or issue with the product. Additional information about PULSE is available in Part II, Item 5(a).

Orders received during the order entry period are placed in the CODA BLOCK auction order book for that symbol as participating orders. There is no time priority in the auction pricing process (allocation rules are described later in this document); therefore, a Subscriber can respond to any of the three Auction Alerts at any time. CODA BLOCK enforces the following requirements on participating orders:

- Participating orders may be priced below, at, inside or above the NBBO.

- A minimum order quantity of 1,000 shares is required for a participating (responding) order.

- Managed Orders and "firm up orders" from invited conditional interests are eligible for participating in CODA BLOCK auctions if they meet the aforementioned criteria.

The Phase 2 and Phase 3 Auction Alerts are designed to accommodate quantitative, algorithmic and conditional interest Participants. The Phase 2 Auction Alert is sent approximately 29.7 seconds after the Phase 1 Auction Alert. This time is also 300 milliseconds prior to the end of the "30-second" order entry period. The Phase 2 Auction Alert is the invite to all eligible conditional interests.

The Phase 3 Auction Alert is the final Auction Alert and is sent 10 milliseconds prior to the end of the "30-second" order entry period. Managed Orders in the CODA system that are CODA BLOCK auction eligible are reserved for the auction book at this time.

The Auction Alerts are sent to Participants according to the following schedule:

- Phase 1 Auction Alert: Time ~0 seconds

- Phase 2 Auction Alert: Time ~29.7 seconds (29 seconds and 700 milliseconds).

- Phase 3 Auction Alert: Time ~ 29.990 seconds (29 seconds and 990 milliseconds).

Participating orders in the auction order book may be entered, replaced or cancelled at any time during the order entry period. All participating orders in the CODA BLOCK auction order book are non-displayed. All participating orders and the initiating order are not executable until the end of the "30-second" order entry period. The stage is complete at the end of the "30-second" order entry period. At that time all participating orders in the auction order book are deemed firm and cannot be cancelled.

Auction Pricing, Share Allocation and Trade Reporting - After the thirty-seconds, which includes the aforementioned initiation, alert and response processes, the CODA BLOCK auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA BLOCK auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.

All CODA BLOCK auction eligible orders are aggregated in the CODA BLOCK auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA BLOCK auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing: CODA BLOCK's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares while taking into consideration all of the following:

1) All Limit prices.

2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period).

3) Minimum Fill Quantity instructions (CODA BLOCK satisfies Minimum Fill Quantity instructions)

a. Unless Subscriber specifies another value on the order, CODA BLOCK enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders.

4) Maximum contra is not supported in CODA BLOCK (discussed later in this Form).

5) Self-trade prevention is not supported in CODA BLOCK, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed.

6) CODA BLOCK's Passive Order Rule ("POR")

a. Only applied when the auction price will be outside the NBBO.

b. Designed to prevent an order that is small in size and passive in price from having an undue influence on the auction trade price (when compared to the aggregate share volume of orders on the passive side of the auction trade).

c. The POR establishes a threshold to determine which, if any, passive (non-marketable) orders should be excluded from participating in a specific CODA BLOCK auction.

d. The POR inputs include all orders eligible to participate on the passive side of a CODA BLOCK auction and the share-weighted average price of these orders collectively. The POR threshold is established and defined as twice the distance of the aforementioned share-weighted average price from the NBBO midpoint. The NBBO used for the calculation is from the NBBO snapshot taken at the end of the order entry window. Any orders priced beyond the threshold in a given auction are excluded and will not receive any allocation in that CODA BLOCK auction. All orders on the passive side of a CODA BLOCK auction are subject to the POR if the CODA BLOCK auction is to be priced outside of the NBBO.

7) CODA BLOCK's Liquidity Protection Rule ("LPR")

a. Only applied when the auction price will be outside the NBBO.

b. Designed to prevent an auction trade from executing at an unreasonable distance outside the spread given the size of the execution and the liquidity profile of the symbol.

c. The LPR is driven by an equation that is calibrated individually for every Reg NMS stock based on the pattern of its trades over the last twenty trading days (unlike the POR which uses a static formula for each auction). The calibration methodology is designed to reflect the typical price variance of each stock as a function of its notional turnover. The LPR takes the size of a potential CODA BLOCK print as an input and returns the maximum distance the CODA Block engine will allow the auction to go up outside the NBBO as the output.

d. If the auction trade price would be outside of that threshold, the orders passively priced outside of that threshold are deemed ineligible and the auction is repriced and reallocated.

e. As discussed in Part II, Item 5(c), registered users of the LPRC can enter an NMS stock symbol and auction trade quantity, and the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the Liquidity Protection Rule ("LPR") in CODA BLOCK on that trading day. Registered users of the LPRC may request a daily file containing the same LPR output data available on CODA Markets' website. That file may be delivered via FTP or the user's preferred delivery methodology.

8) If CODA BLOCK determines that the maximum number of shares that can trade is equal at multiple price levels, CODA BLOCK prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period.

Trade Size Requirements: The CODA BLOCK auction trade size must satisfy CODA BLOCK Trade Size Requirements as follows:

1) CODA BLOCK auctions with an execution price at or within the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 5,000 shares, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

2) CODA BLOCK auctions with an execution price outside the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 10,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 10,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 5,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 2,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 2,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA BLOCK auction trade size, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA BLOCK auction and all related orders in the auction are cancelled.

If CODA BLOCK Trade Size Requirements are satisfied the allocation process is effected as described below.

Primary Allocation: If an initiating or participating order is priced at or through the auction trade price, the order will be allocated shares from the auction order book as follows:

1) The initiating order receives 100% allocation priority.

a. If the initiating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the allocation process. (If an initiating order is not included in the CODA BLOCK auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)

2) Participating orders receive a quantity weighted pro-rata allocation.

a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.

b. Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.

3) If the auction price is outside the NBBO, then Rule 611 of Regulation NMS Trade Through requirements are triggered. In these cases, CODA BLOCK will reduce the number of shares allocated to CODA BLOCK Participants by the number of shares shown as protected "top of book" according to Rule 611 of Regulation NMS and CODA BLOCK's NBBO snapshot at the end of the 30-second order entry window. CODA will route orders outside CODA to satisfy the requirements of Rule 611 of Regulation NMS in an agency capacity. Any shares filled at the protected prices will be allocated according to the "Secondary Allocation" described below.

4) The primary allocation process will not allocate shares in mixed or odd lots. If the final 100 shares need to be allocated to one participating order while there are several participating orders in the CODA BLOCK auction order book, the final 100 shares are allocated to the participating order based on price/time priority (price and time stamp on new order receipt).

TRF Trade Reporting: As detailed in Part III, Item 21, once the auction trade price and the primary allocation is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time along with any required Intermarket Sweep Orders ("ISO") (described below).

Regulation NMS Rule 611 ISO Sweep (if necessary): To comply with Rule 611 of Regulation NMS, if the auction trade price is outside the NBBO, CODA will route ISOs to access the liquidity deemed as protected markets "top of book" according to CODA's "protected market" snapshot. CODA will send ISO orders to the protected markets in an agency capacity; therefore, the CODA BLOCK auction trade size may be adjusted as necessary and to comply with Rule 611 of Regulation NMS. The initiator's 100% allocation priority from the primary allocation is maintained during any auction trade size adjustment. Fills for participating orders are adjusted on a volume weighted pro-rata basis if necessary. If an auction trade size adjustment would result in a violation of CODA BLOCK's auction Trade Size Requirement then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. Should that not be possible, the CODA BLOCK auction and all related orders in the auction are cancelled. The ISO order(s) to the protected markets and the auction trade print to the TRF are sent contemporaneously.

Secondary Allocation (if necessary): To comply with Rule 611 of Regulation NMS, if CODA receives full or partial fills on any of the ISO orders, the filled shares will be allocated on a quantity weighted pro-rata basis to the aggressively priced orders (i.e., Buy orders in a CODA BLOCK auction with an auction trade price greater than NBO/Sell orders in a CODA BLOCK auction with an auction trade price less than NBB) that received allocations in the auction (which may include the initiator).

Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed:

Subscriber execution reports:

Subscribers receiving fills from CODA BLOCK will receive one fill at a single price. That fill price reflects the auction price unless the Participant receives secondary allocation shares as described above. Participants receiving secondary allocation shares in addition to primary allocation shares will receive a single fill at the average price.

Post auction residual processing:

> a. All unfilled or partially filled IOC orders are cancelled back to the Participant.

> b. Day orders remain active as Managed Orders as follows:

> i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA BLOCK has residual quantity, it is eligible to interact with future CODA BLOCK auctions, but not eligible to interact with other CODA auction types.

> ii. If the remaining quantity on a CODA BLOCK auction Day order is less than 1,000 shares, then CODA BLOCK will cancel the order.

> iii. All CODA BLOCK auction orders that do remain active as Managed Orders will maintain the 100-share minimum fill quantity unless another value is specified by the Subscriber.

> c. Conditional interests that send Day orders as a firm up to a CODA BLOCK invites are cancelled after the auction.

> d. Managed Orders (not designated as CODA BLOCK-only) that were included in a CODA BLOCK auction will remain live and active as Managed Orders in CODA.

> e. CODA Block orders are not eligible for routing by FLARE.

Clearance and settlement: CODA BLOCK's clearing and settlement procedures are consistent with other CODA auction types.

At the completion or cancellation of a CODA BLOCK auction, the symbol is again available for initiation of a new CODA BLOCK auction.

CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.

- Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).

- If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.

- CODA ONE accepts both Day and IOC orders.

- Fills, partial fills and cancels are sent to the initiating Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.

- Non-marketable Day orders sent with CODA ONE instructions can post to the Managed Order Facility without initiating an auction.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using Managed Orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order except as described in CODA BLOCK.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK does not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in both CODA MICRO and CODA BLOCK.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by

Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account. In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.

CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.

Item 16: Routing

b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An order routed by FLARE may be entered or re-entered into CODA and participate in CODA's auction process. The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE.

All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. Participants work with CODA sales, operations and support teams to configure one or more strategies for routing out of the ATS. Subscribers acting in the capacity of a Liquidity Seeker use FIX tags to direct orders to the routable or non-routable strategies. Participants may also opt for a default routable configuration. Affirmative instruction is obtained during the configuration discussions mentioned above and on an order-by-order basis via FIX tags.

Liquidity Seeker orders directed to CODA BLOCK are not eligible for routing. Liquidity Provider orders are never eligible for routing.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Broker Dealers (when using the ATS as Liquidity Seekers):

CODA Markets assesses a negotiated per-executed-share fee to Broker Dealer Liquidity Seekers for shares traded in ~~the~~ CODA for stocks priced greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a negotiated per-executed-share fee (charge or rebate) or a negotiated fee based on a percentage of the executed notional value of the trade. The decision to assess a fee based on a percentage of executed notional values instead of the number of shares is based on the same factors listed below.

The charge assessed or rebate provided to any Broker Dealer Liquidity Seeker may vary based on factors including:

1) Auction Type (e.g., CODA MICRO, CODA BLOCK);

2) Order Type (e.g., firm, conditional);

3) Adding (Managed Order Facility) vs. Taking (Initiating);

4) Security Price (e.g., above a dollar vs. sub-dollar);

5) Strategy (routable vs non-routable). Strategy-based pricing can be considered bundled pricing. For example, a Liquidity Seeker can be charged a flat fee for all executed shares regardless of executing in CODA or an away venue.

CODA Markets reserves the right to offer broker dealer Liquidity Seekers a tiered pricing schedule based on volume or large (block) trades. At the time of this filing, there is no tier-based pricing in place for Liquidity Seekers.

Liquidity Seeker usage of FLARE may be charged based on established per share executions fees (or rebates), a percentage of notional value executed, a commission-sharing agreement or a cost-plus execution model. Liquidity Seeker Subscribers who are broker dealers may charge their own clients an amount higher than the Subscriber's actual and CODA Markets' own cost of execution through FLARE. CODA Markets and the broker dealer Subscriber may split the difference between the fee charged by the Subscriber to its clients and the actual cost of execution through FLARE to CODA Markets. CODA Markets can refer to this as commission-sharing. A cost-plus model involves CODA Markets charging a Subscriber a negotiated value on top of CODA's execution costs when using FLARE.

Broker Dealers (when using the ATS as Liquidity Providers):

CODA Markets assesses a per-executed-share fee to the Broker Dealer Liquidity Provider for shares traded in CODA for stocks prices greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a per-executed-share fee (charge or rebate) or a fee based on a percentage of the executed notional value of the trade. The fee (charge or rebate) and is identified in the "Request-for-Trade" message sent to the Liquidity Provider as part of the ATS's on-demand auction matching process. The per-executed-share or percentage of executed notional value-based fee charged or rebated to the Liquidity Provider is determined by the amount charged or rebated to the initiating Liquidity Seeker of each on-demand auction.

CODA Markets offers Liquidity Providers the following participation-based trading credits:

CODA MICRO:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a per-executed-share rebate for all shares traded in CODA MICRO during the month. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

Large (Block) Trades: Liquidity Providers are provided a per-executed-share rebate for trades in CODA MICRO of qualifying size. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

CODA BLOCK:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a discounted rate for all shares executed in CODA BLOCK during the month.

Institutions (whether accessing the ATS as Liquidity Seekers or Liquidity Providers):

CODA Markets assesses a negotiated per-executed-share fee to Institutions for shares traded in the ATS.

Per executed share rebate and fees, currently range from a $(0.0030) rebate to a $0.0100 fee for brokers and institutions.

CODA Markets passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members).